

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2025

Shibin Wang
Chief Executive Officer
Chenghe Acquisition III Co.
38 Beach Road #29-11
South Beach Tower, Singapore, 189767

      Re: Chenghe Acquisition III Co.
            Amendment No.1 to Registration Statement on Form S-1
            Filed July 28, 2025
            File No. 333-288524

Dear Shibin Wang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 14, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1 filed July 28, 2025

Exhibits

1.   We note the statement in Exhibit 5.2 that the opinion relates to the "proposed underwritten public offering of up to 11,000,000 units of the Company (the "*Units*") (which includes up to 1,650,000 Units that may be issued and sold pursuant to the exercise of an over-allotment option described in the Registration Statement)." Please reconcile with the registration statement, which reflects the over-allotment of 1.65 million units as being in addition to the 11 million units. Please also revise the assumption that "the Warrant Agreement to be entered into in connection with the Warrants ... is a valid, binding and enforceable agreement of each party thereto" as it relates to the Company.

2.   The Trust Agreement, filed as Exhibit 10.2 states "counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds." Nasdaq Listing Rule IM-5101-2(a) states that "[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. We also note that the disclosure is inconsistent with the disclosure in the prospectus, which states proceeds will not be released until "the completion of our initial business combination." Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.

General

3.   We note you discuss in detail the risks of most of your executive officers and directors being located in Hong Kong, or having ties to the PRC and/or Hong Kong. Please similarly revise your disclosures throughout the prospectus to address the material risks and uncertainties due to your co-sponsors being located in Hong Kong. Your revised disclosures should also address the current risks and uncertainties as opposed to those associated with Company's post-combination operations.

4.   Please revise the signatures to include the signature of your principal financial officer, controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. See Instruction 1 to Signatures to Form S-1.

5.   We note the disclosure on page 38 and elsewhere in the prospectus that "pursuant to the letter agreement, our co-sponsors, officers and directors have agreed to vote their founder shares and any public shares purchased during or after this offering in favor of our initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the proposed business combination)." Please reconcile with the letter agreement filed as Exhibit 10.1, which only states that such individuals have agreed to vote any ordinary shares owned by such persons in favor of any proposed business combination.

        Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Chris E. Centrich